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                          November 3, 2022

       John Kollins
       President and Chief Executive Officer
       Satsuma Pharmaceuticals, Inc.
       400 Oyster Point Boulevard, Suite 221
       South San Francisco, CA 94080

                                                        Re: Satsuma
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 28,
2022
                                                            File No. 333-268035

       Dear John Kollins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian J. Cuneo